OPPENHEIMER HOLDINGS INC.
20 EGLINTON AVENUE WEST
SUITE 1110, PO BOX 2015
TORONTO ON CANADA M4R 1K8
TEL: 416 322-1515
FAX: 416 322-7007

BY FAX: 202 772-9216

May 13, 2005

Securities and Exchange Commission
Division of Corporate Finance
Washington DC 20549

Dear Sirs,

On May 9, 2005, we filed a Form 12b-25 using the wrong Form Type. Due to technical difficulties, Form Type 10-12B was erroneously used instead of the correct Form Type NT 10-Q.

We wish to have Form 10-12B withdrawn.

Contact for this request is Elaine Roberts, Tel: (416) 322-1515

If you require any further information, please do not hesitate to call. Thank you.

Oppenheimer Holdings Inc.

/s/ E.K. Roberts

E.K. Roberts,
Treasurer